Exhibit 100.4

NICE Named Leader in Real Time Authentication and Fraud Prevention
by Top Analyst Firm

NICE recognized by Opus Research for ground-breaking proactive fraud detection and use of a single voiceprint across all channels

Hoboken, N.J., July 22, 2019 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Leader in authentication, voice biometrics and fraud prevention by Opus Research. NICE Real-Time Authentication (RTA) stood out among 13 vendors for innovation in the breadth of its offering and strong market positioning. The latter was supported by robust capabilities and successful implementation, numerous partnerships and adoption by a long list of corporate customers. A complimentary copy of the report entitled "2019 Intelligent Authentication and Voice Biometrics Intelliview" is available for download here.

Opus Research lauded NICE for being the market’s only provider of a single voiceprint across all channels. The analyst firm also commended RTA's advanced Passive Historical Enrollment capability which ensures friction-free authentication of customers from the first day. NICE RTA was noted for seamless integration with the IVR and contact center software infrastructure, providing an end-to-end multi-factor authentication and fraud prevention solution.

NICE RTA's Proactive Fraudster Exposure capability was highlighted as a key differentiator in the report. According to the report, "NICE RTA provides a proactive fraud prevention approach as well as real time fraud detection using a watchlist. Based on unique machine learning technology, the new capability allows contact centers to automatically prevent fraud before it happens by identifying previously unknown fraudsters and blocking them from committing fraud."

”NICE’s leadership position in the Intelliview report reflects their success in building an impressive roster of corporate customers along with a correspondingly large database of registered voiceprints,” explains Dan Miller, Lead Analyst at Opus Research and the report’s author. "NICE also distinguishes itself with an integrated Real Time Authentication suite that combines voice biometrics with analytics and fraud detection solutions which responds to the recognized need for passive enrollment and authentication, combined with proactive fraudster detection in a single product.”

"This report is a testament to the innovative capabilities of NICE RTA that enable our customers to protect themselves and their customers," Barry Cooper, President NICE Enterprise Group, said. "Of particular note is its Proactive Fraudster Exposure capability which reinvents the way companies fight fraud. NICE RTA offers a robust, holistic solution that allows contact centers to prevent fraud while improving operational efficiency and customer experience."

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, 201-561-4442, chris.irwin-dudek@nice.com

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.